KUNZMAN & BOLLINGER, INC.

ATTORNEYS-AT-LAW

5100 N. BROOKLINE, SUITE 600

OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501

Fax (405) 942-3527

February 5, 2020

Ms. Stacie Gorman
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:                           Braemar Hotels & Resorts Inc. Form S-3
Registration No. 333-234663

Dear Ms. Gorman:

During a telephone conference with Robert Bergdolt on February 4, 2020, the staff questioned whether the exemption under FINRA Rule 5110(b)(7)(C)(i) was available to Braemar Hotel & Resorts Inc.’s (“Braemar”) preferred stock offering on Form S-3 in light of the dealer manager, Ashford Securities LLC (“Ashford Securities”), not yet being a FINRA member. In this regard, Ashford Securities currently expects its FINRA membership application to be approved by February 14, 2020 and will undertake not to conduct any distribution-related activities until it has a properly executed membership agreement. Also, once Ashford Securities becomes a FINRA member, Braemar will file a supplement to make potential investors aware that Ashford Securities is a FINRA member. Braemar is unaware of any provision of the rule that would restrict the applicability of FINRA Rule 5110(b)(7)(C)(i) for Braemar’s offering because the dealer manager is not yet a FINRA member.

Also, the SEC has asserted that Ashford Securities and Braemar are affiliates under FINRA rules and questioned whether the filing exemption under FINRA Rule 5110(b)(7)(C)(i) was therefore unavailable. FINRA Rule 5121(f)(1) defines “affiliate” as an entity that “controls, is controlled by or is under common control with a member.” However, FINRA Rule 5121(f)(7) provides that:

For purposes of the definitions of affiliate, conflict of interest and control under this Rule, the term “entity”:

. . .

(B) excludes the following:

. . .

(iii) a “real estate investment trust” as defined in Section 856 of the Internal Revenue Code.

Because Braemar is a real estate investment trust as defined in Section 856 of the Internal Revenue Code, Braemar is excluded from the definitions of affiliate, conflict of interest, and control under FINRA Rule 5121. Thus, FINRA Rule 5121 does not affect whether Braemar’s offering is exempt from filing under FINRA Rule 5110(b)(7)(C)(i), which provides that filings are not required for offerings of securities

Kunzman & Bollinger, Inc.

Division of Corporation Finance

U.S. Securities & Exchange Commission

February 5, 2020

“registered with the SEC on registration statement Forms S-3 or F-3 pursuant to the standards for those Forms prior to October 21, 1992 and offered pursuant to Rule 415 of SEC Regulation C.” As discussed on February 4, 2020, Braemar meets the necessary requirements of FINRA Rule 5110(B)(7)(C)(i).

If you have any questions or comments, please contact the undersigned.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/ Wallace W. Kunzman, Jr.
Wallace W. Kunzman, Jr.